Exhibit 99.77C

2024 Annual Shareholder Meeting

The Fund’s 2024 annual meeting of shareholders (“Annual Meeting”) was held on April 18, 2024, for the following purposes:

1.	To elect three (3) Directors.

2.	To ratify the selection of Cohen & Company, Ltd. as the independent registered public accountants of the Fund for the calendar year ending December 31, 2024.

The following directors were elected under Proposal 1: Carl Holth, Anne Nichols, and David Sims. Under Proposal 2, shareholders ratified the selection of Cohen & Company, Ltd. as the Fund’s independent registered public accountants for the 2024 calendar year.

Tabulation Report

Proposal 1 – Election of Directors

	For	Withheld
Carl Holth	2,113,892	53,016
Anne Nichols	2,113,994	52,914
David Sims	2,119,319	47,589

Proposal 2 – Selection of Cohen & Company, Ltd.

For	Against	Abstain	Withheld
2,137,917	28,311	681	0

Total shares issued and outstanding on record date: 3,967,836